Exhibit 3(ii)

Amendment to By-laws

of

Zebra Technologies Corporation

Section 5.1 of the By-laws was amended to read in its entirety as follows:

Section 5.1  The officers of the corporation shall be appointed by the board of directors and shall include a chief executive officer (who may or may not be the president), a secretary and a treasurer. The board of directors may appoint a chairman, who may be the chief executive officer of the corporation, or a non-executive independent director. The chairman shall have the duties assigned by the board of directors from time to time. The board of directors may also appoint one or more vice-chairmen, a president, vice-presidents, assistant vice-presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide. The board of directors may also designate persons as officers of divisions of the corporation, but such persons shall not be officers of the corporation.

Section 5.6 of the By-laws was amended to read in its entirety as follows:

Section 5.6

(a) Chief Executive Officer.  The chief executive officer shall, subject to the oversight of the board of directors, have and provide general supervision, direction and control of the corporation’s business and its officers and, if there is no President, active management of the business of the corporation; shall see that the resolutions and directions of the board of directors are carried into effect except in those instances in which that responsibility is specifically assigned to some other person by the board of directors; and, in general, shall discharge all duties incident to the office of the chief executive officer and such other duties as may be prescribed by the board of directors from time to time. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the board of directors or these by-laws, the chief executive officer may execute for the corporation certificates for its shares, and any contracts, deeds, mortgages, bonds, or other instruments which the board of directors has authorized to be executed, and may accomplish such execution either under or without the seal of the corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the board of directors, according to the requirements of the form of the instrument. The chief executive officer may vote all securities which the corporation is entitled to vote except as and to the extent such authority shall be vested in a different officer or agent of the corporation by the board of directors.

(b) President.  The president shall, subject to the oversight of the board of directors and the supervisory powers of the chief executive officer (if there is a chief executive officer other than the president), have responsibility for the active management of the business of the corporation; and, in general, shall discharge all duties incident to the office of the president and such other duties as may be prescribed by the board of directors from time to time. The president shall possess the power to sign all certificates, contracts and other instruments which may be authorized by the board of directors, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.